FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED

Securities and Exchange Com[redacted]
Office of International Corpor
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

06018596

14 November 2006

Dear Sir

SUPPL

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

30-Oct-06	Treasury Stock
31-Oct-06	Analyst & Investor Workshop
31-Oct-06	3rd quarter results
02-Nov-06	Director/PDMR Shareholding
09-Nov-06	Director/PDMR Shareholding
13-Nov-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Enc.

dlw 11/20

Regulatory Announcement

Go to market news section

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:27 30-Oct-06
Number	PRNUK-3010

Treasury Shares

30 October 2006

Friends Provident plc announces that following the transfer of 8,039 treasury shares from the Treasury Shares Account to an option holder of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,349,553 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Friends Provident PLC
TIDM	FP.
Headline	Analyst & Investor Workshop
Released	07:01 31-Oct-06
Number	2559L

RNS Number:2559L
Friends Provident PLC
31 October 2006

31 October 2006

Friends Provident plc
Presentation to analysts and investors -
UK life & pensions business

Friends Provident will hold a presentation for analysts and investors on its UK businesses at 10.30am today, Tuesday, 31 October 2006 in the Auditorium, JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.

Ben Gunn, chief executive, Friends Provident Life and Pensions, said:

"We have announced very successful nine month trading figures today, with our International businesses continuing to grow very strongly as predicted. The UK market also offers some attractive opportunities to Friends Provident over the next few years as we continue our strategy to build on our presence in key profitable market segments. We have transformed our group pensions and protection offerings into market leading propositions from minor positions. We now intend to become a major player in the investment market, whilst still further building profitability and presence in our two other core product segments.

"Financial services is evolving with product manufacturing and distribution increasingly playing directly to our strengths - that of service and IT excellence. Both are prerequisites for doing business with IFAs, banks, building societies and major retailers alike. Now is exactly the right time to press for further growth and invest in service and technology.

"Our aim in the UK is to triple our 2005 value of new business to between £180 and £200 million by 2008. At a presentation* to analysts today, we will provide further information on costs, profitability, risk management and funding to support our accelerated growth plans in the UK over the next two years."

Friends Provident has also issued a separate regulatory announcement today for life and pensions sales for the first nine months of 2006.

* See notes to editors

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Chris Ford	Friends Provident plc	0845 641 7832
Sandra Grandison	Friends Provident plc	0845 641 7834
Simon Moyse	Finsbury Limited	020 7251 3801

Ref: G159

Notes to editors

1. The presentation will also provide a full description of the first nine months new business trading results.

2. New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums.

3. Presentations by Ben Gunn, chief executive, Friends Provident Life and Pensions, Philip Moore, group finance director, Friends Provident plc, Simon Clamp, managing director Friends Provident Life and Pensions, James Ward, marketing director of Friends Provident Life and Pensions will be webcast live and will be available at 10.30am www.friendsprovident.com/presentations. A transcript of the presentation will also be available on our website from 2.00pm today (31 October).

Financial reporting dates

4.

Friends Provident full year Life & Pensions new business	31 January 2007
F&C Asset Management plc quarter 4 funds under management	31 January 2007
F&C Asset Management plc preliminary results	15 March 2007
Friends Provident plc preliminary results	20 March 2007

5. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and

trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

6. About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Summary of the new disclosure to be announced at today's presentation:

1. UK Business Growth and Profitability

1.1 The value of new UK life and pensions business in 2005 was £64 million. We aim to triple this figure to hit a range of £180-200 million by 2008.

1.2 This target is set against expectation of the UK market growing by around 15% this year, trending down to nearer 7 or 8% in 2008.

1.3 European Embedded Value new business profit margins (PVNBP basis) indicate profitability across all UK product segments.
First half 2006 margins, net of allocated overheads, were as follows:

	PVNBP £m	Value of new business £m	Margin
Group pensions	1,167	18.8	1.6%
Individual pensions	137	2.2	1.6%
Protection	199	17.6	8.8%
Savings & Investments	364	6.2	1.7%
DWP rebates	34	2.0	5.9%
Annuities	119	6.1	5.1%
Total UK	2,020	52.9	2.6%

1.4 We believe our choice of assumptions in reporting embedded value profits is robust. The sum of reported experience variances and changes in operating assumptions since listing is -£1m.

1.5 A major driver of group pensions profitability is scheme persistency. We have experienced scheme persistency of approximately 99.5% over the five-year period since listing. At the year end, assumption changes reflecting individual members taking advantage of flexibility within the scheme to reduce or stop premiums are likely to be in the low tens of millions of pounds.

2. Investing for accelerated growth

Total life and pensions development spend of £25-30 million in 2006 and £40-50 million per annum in 2007 and 2008 (2005: £25 million) of which £30-40 million per annum will relate to the UK.

3. We can support the accelerated growth and maintain the dividend policy over this period

3.1 We expect the Group to be cash neutral in 2006 after the expected impact of FSA consultation paper CP06/16.

Cash operating movements post FSA consultation paper CP06/16 - indicative				
£m	2005		2006 (Post CP06/16)	
	UK	I'ntl	UK	I'ntl
New business strain	(261)	(63)	(300)	(70)
Financial reinsurance	23	-	(40)	-
In-force surplus	253	71	440	90
Pre-tax cash operating movement	15	8	100	20
Tax	102	(2)	(10)	-
Life and pensions net cash operating movement	123		110	
Other cash movements	79		40	
Cash operating movement before receipt and payment of dividends	202		150	
Dividends (FP less F&C)	(130)			
Group operating cash movement	72			

1 Recognition of negative policy reserves and anticipation of lapses reduces new business strain. Further impacts expected over 2007. Final result will depend on, in particular, FSA proposals being adopted, and actuarial and tax guidance.

3.2 With limited use of monetisation, we expect the Group to remain cash neutral over 2006-2008.

Cash operating movements post FSA consultation paper CP06/162			
		Actual	Indicative
		2005	2006-8
Indicative UK cash position	New business strain	(261)	(800)
	In-force surplus	253	950

	Surplus less strain (before tax)	(8)	150
	Financial reinsurance	23	(70)
	New monetisation (Securitisation/Fin Re)	-	150
Life & Pensions net cash operating movement (including Int'l and tax)		123	250
Group operating cash movement		72	nil

2 Assumes: value of new business in 2008 at three times 2005, our interpretation of what will be implemented from CP06/16, securitisation and/or financial reinsurance to manage cash position.

3.3 Distributable reserves are expected to remain broadly stable over 2006-2008 under our expected growth and current dividend policy.

END

Company	Friends Provident PLC
TIDM	FP.
Headline	3rd Quarter Results
Released	07:01 31-Oct-06
Number	2565L

RNS Number:2565L
Friends Provident PLC
31 October 2006

31 October 2006

Friends Provident announces continuing momentum in life and pensions growth

Life and pensions new business (on a PVNBP basis) increased by 39% to £4,629 million (2005: £3,326m) in the first nine months of 2006, and by 40% to £1,597 million (2005: £1,142m) in the third quarter.

UK life and pensions 9m highlights:

- Total UK new business up 34% to £3,039 million (2005: £2,274m)
- Group pensions up 46% to £1,633 million (2005: £1,115m)
- Protection up 8% to £322 million (2005: £297m)
- Investment up 10% to £532 million (2005: £482m)
- Individual pensions (excluding DWP rebate premiums) up 64% to £230 million (2005: £140m)

International life and pensions 9m highlights:

- Total International new business up 51% to £1,590 million (2005: £1,052m)
- Friends Provident International (FPI) up 31% to £635 million (2005: £483m)
- Lombard up 68% to £955 million (2005: £569m)

Ben Gunn, chief executive of Friends Provident Life and Pensions, said:

"We have sustained our impressive growth rates from the first half of the year.

"In the UK our leading group pensions franchise has continued to support profitable growth, with a useful contribution from individual pensions business

in the third quarter. Our protection market share has grown through the first half of the year and third quarter sales were over a third up on 2005.

"International growth has been excellent in the year so far, with good prospects for a healthy contribution in the fourth quarter.

"These results clearly demonstrate our ability to drive growth in both the UK and International businesses."

Friends Provident is holding a briefing today for investors and analysts on its UK life and pensions operations. This is the subject of a separate regulatory announcement.

- Ends -

Notes to editors:

1. New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums. A table detailing sales on an Annualised Premium Equivalent (APE) basis (annualised new regular premiums plus 10% of single premiums) is at the back of this announcement.

Financial reporting dates

2.

Friends Provident full year Life & Pensions new business	31 January 2007
F&C Asset Management plc quarter 4 funds under management	31 January 2007
F&C Asset Management plc preliminary results	15 March 2007
Friends Provident plc preliminary results	20 March 2007

3. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Chris Ford	Friends Provident plc	0845 641 7832

Sandra Grandison Friends Provident plc 0845 641 7834
Simon Moyse Finsbury Limited 020 7251 3801

Ref: G158

Commentary and tables

UK life and pensions

New UK life and pensions business in the first nine months of 2006 increased by 34% to £3,039 million (2005: £2,274m). Third quarter new business increased by 33% to £1,019 million (2005: £764m). The latest available figures show our highest ever quarterly share of the UK market at 6.9% in the second quarter.

Life business

New protection business increased by 8% to £322 million (2005: £297m), with third quarter sales up 37% to £123 million (2005: £90m). This market remains competitive and we have repositioned our pricing across our product range through the year, with renegotiation of reinsurance arrangements early in the year offsetting any impact on margins. We improved market share through the first half, from 7.1% in the first quarter to 8.3% in the second, and we are confident of an increase in sales for the year as a whole. We continue to succeed in attracting new distribution partners, with existing deals beginning to generate good levels of business.

Investment sales increased by 10% to £532m (2005: £482m). Third quarter sales were down 7% on 2005, as we maintained margins against a backdrop of strong competitor activity including the launch of guaranteed product tranches and special offers. We enhanced our ethical fund offering in the third quarter and were acknowledged as 'Best ethical investments provider'. We will increase activity in the fourth quarter to support new business into 2007, including broadening our fund offering to exceed 100 funds available on the platform, promotions on existing products, and new ethical, property and protected bond products with features designed to aid retention of business. Beyond 2007, our new wrap platform will provide further opportunities for product innovation and sales growth in the investment business.

Pensions business

New group pensions business increased by 46% to £1,633 million (2005: £1,115m). We are now one of the leading players as a result of our service efficiency, with the capability to provide the customisation required to write large schemes. We had a market share of 15.2% in the second quarter, which benefited from increased business stimulated by pensions A-Day. A-Day will continue to be helpful for a further year, although less significantly than in the second quarter. This market will also remain strong as a result of the continuing trend from defined benefit to defined contribution, and from trustee based to contract based schemes. We continue to develop service-led improvements to the platform such as on-line tools and resources for scheme members, and are confident of continued growth, although below the exceptional level seen in the first half.

New individual pensions business increased by 64% to £230 million (2005: £140m), excluding DWP rebate premiums. This healthy growth was driven by increased

traction in marketing to IFAs, rather than A-Day, with third quarter volumes up 79%. We focus on single premium business where less competition on commission levels means greater volume is available at acceptable margins and less risk arises from policy lapses. We expect steady growth and stable margins.

.

DWP rebate premiums were exceptionally high in this quarter. We believe the bulk of 2006 premiums have now been received, whereas in 2005 there were processing delays that deferred receipt of premiums.

Annuities sales over nine months decreased by 5%. Our sales consist largely of vesting Friends Provident pensions business. Third quarter sales were up 24% as a result of policyholders deferring taking benefits until after A-Day, but this will not be repeated and we will continue to focus on margins rather than volume in this line of business.

International life and pensions

New International life and pensions business increased 51% to £1,590 million (2005: £1,052m).

Friends Provident International (FPI)

New FPI business increased by 31% to £635 million (2005: £483m), with third quarter sales up by 6% at £169 million (2005: £159m). After three quarters of very strong volumes driven by growth in both regular premium products and bond sales, third quarter volumes were lower,. although not skewed by results in any single territory. There was a slight upturn in the UK performance reflecting a pick up in business following uncertainty over trust regulations caused by changes to the Finance Act in the second quarter of this year.

Production in the final quarter of 2006 is expected to be stronger and growth is expected to continue into 2007. Indications are that margins will remain broadly stable by product line. Future results will be supported by our new branch in Singapore, where product launches are anticipated within 6 months, and Germany, where pilots in the pensions market are progressing well with a meaningful contribution to new business expected to come through in 2007.

Lombard International (Lombard)

Lombard's new business increased by 68% to £955 million (2005: £569m), with third quarter sales at £409 million, up by 87%. Italy has performed very strongly with expectations of tax increases after a change of government, while the UK is showing good growth as a result of stable investment markets and a larger sales team, following recruitment in 2005.

Typically, 40-50% of Lombard's business is written in the final quarter of the year. However the nature of the business and the lack of control over the timing of large cases mean that results for the final quarter cannot be extrapolated from the year to date. The outlook nonetheless remains, as previously stated, for good results for the year as a whole. Margins are dependent on territorial mix and case size. The impact of the former in the year to date results is neutral. However, 38% of business in the first nine months consists of large cases of greater than €10 million, compared to 7% in 2005, which are lower margin.

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Appendix: New business results

Analysis of Life and Pensions New Business

9 months to 30 September 2006 vs 9 months to 30 September 2005

	2006			2005			% Change		
	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP
UK Operations	£m	£m	£m	£m	£m	£m	%	%	%
Life									
Protection	53.9	0.0	322	49.9	0.1	297	8	-100	8
Investment	1.2	523.4	532	1.5	472.6	482	-19	11	10
	55.1	523.4	854	51.4	472.7	779	7	11	10
Pensions									
Individual Pensions	11.2	178.7	230	9.0	98.2	140	24	82	64
DWP Rebates	0.0	135.3	135	0.0	43.6	44	N/a	210	207
Group Pensions	267.4	455.9	1,633	164.4	305.1	1,115	63	49	46
Annuities	0.0	187.0	187	0.0	195.4	196	N/a	-4	-5
	278.6	956.9	2,185	173.4	642.3	1,495	61	49	46
UK Life and Pensions	333.7	1,480.3	3,039	224.8	1,115.0	2,274	48	33	34
International Operations									
Lombard	0.0	955.0	955	0.0	569.4	569	N/a	68	68
Friends Provident International	53.8	372.5	635	40.8	269.2	483	32	38	31
Total International Life and Pensions	53.8	1,327.5	1,590	40.8	838.6	1,052	32	58	51
Total Group	387.5	2,807.8	4,629	265.6	1,953.6	3,326	46	44	39

Analysis of Life and Pensions New Business

3 months to 30 September 2006 vs 3 months to 30 September 2005

	Q3 2006			Q3 2005			% Change		
	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP
UK Operations	£m	£m	£m	£m	£m	£m	%	%	%
Life									
Protection	19.6	0.0	123	15.6	0.0	90	26	N/a	37
Investment	0.3	165.2	168	0.4	177.6	181	-23	-7	-7
	19.9	165.2	291	16.0	177.6	271	24	-7	7
Pensions									
Individual Pensions	4.7	71.8	93	3.0	38.7	52	57	86	79
DWP Rebates	0.0	100.9	101	0.0	36.4	37	N/a	177	173
Group Pensions	75.8	138.5	466	49.7	103.9	349	53	33	34
Annuities	0.0	68.0	68	0.0	54.4	55	N/a	25	24
	80.5	379.2	728	52.7	233.5	493	53	62	48
UK Life and Pensions	100.4	544.4	1,019	68.7	411.1	764	46	32	33
International Operations									
Lombard	0.0	409.0	409	0.0	219.3	219	N/a	87	87
Friends Provident International	14.9	96.1	169	14.2	84.7	159	5	13	6
Total International Life and Pensions	14.9	505.1	578	14.2	304.0	378	5	66	53
Total Group Life and Pensions	115.3	1,049.5	1,597	82.9	715.1	1,142	39	47	40

PVNBP by Channel

9 months to 30 September 2006 vs 9 months to 30 September 2005

	2006		2005	
	£m	%	£m	%
UK - IFA	2,666	57.6	2,027	61.0
UK - Tied	373	8.1	247	7.4

International	1,590	34.3	1,052	31.6
Total	4,629	100	3,326	100

PVNBP by Channel

3 months to 30 September 2006 vs 3 months to 30 September 2005

	Q3 2006		Q3 2005	
	£m	%	£m	%
UK - IFA	829	51.9	653	57.2
UK - Tied	190	11.9	111	9.7
International	578	36.2	378	33.1
Total	1,597	100	1,142	100

PVNBP equals new single premiums plus the expected present value of new regular premiums.

Premium values are calculated on a consistent basis with the EEV contribution to profits from new business. Start of period assumptions are used for the economic basis and end of period assumptions are used for the operating basis. A risk free rate is used to discount expected premiums in future years. The impact of operating assumption changes across a whole reporting period will normally be reflected in the PVNBP figures for the final quarter of the period that the basis changes relate to. No change in operating assumptions will be reflected in the PVNBP for the first and third quarters, when the contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Analysis of APE

9 months to 30 September 2006 vs 9 months to 30 September 2005

	APE	APE	%
	2006	2005	change

UK Operations	£m	£m	%
Life			
Protection	53.9	49.9	8
Investment	53.5	48.8	10
	107.4	98.7	9
Pensions			
Individual Pensions	29.1	18.8	55
DWP Rebates	13.5	4.4	207
Group Pensions	313.0	194.9	61
Annuities	18.7	19.5	-4
	374.3	237.6	58
UK Life and Pensions	481.7	336.3	43
International Operations			
Lombard	95.5	56.9	68
Friends Provident International	91.1	67.7	35
Total International Life and Pensions	186.6	124.6	50
Total Group Life and Pensions	668.3	460.9	45

Analysis of APE

3 months to 30 September 2006 vs 3 months to 30 September 2005

Q3

	APE 2006	APE 2005	% change
UK Operations	£m	£m	%
Life			
Protection	19.6	15.6	26
Investment	16.8	18.2	-8
	36.4	33.8	8
Pensions			
Individual Pensions	11.9	6.9	72
DWP Rebates	10.1	3.6	181
Group Pensions	89.6	60.1	49
Annuities	6.8	5.4	26
	118.4	76.0	56
UK Life and Pensions	154.8	109.8	41
International Operations			
Lombard	40.9	21.9	87
Friends Provident International	24.5	22.7	8
Total International Life and Pensions	65.4	44.6	47
Total Group Life and Pensions	220.2	154.4	43

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:23 02-Nov-06
Number	PRNUK-0211

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

2 November 2006

Friends Provident plc announces the transfer of 133,282 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme and Executive Share Option Scheme on 31 October 2006 and 2 November 2006.

Of the 133,282 shares, P W Moore, a director of the Company, acquired and immediately disposed of 8,499 shares following maturity of the Friends Provident plc 2003 ShareSave Scheme. Following the exercise and sale, Mr Moore and his connected party now beneficially hold 53,063 shares.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,216,271 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close

Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	10:13 09-Nov-06
Number	PRNUK-0911

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

9 November 2006

Friends Provident plc announces the transfer of 18,486 treasury shares on 8 November 2006 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.044 per share to satisfy its obligation to issue shares to SIP participants in October 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 18,486 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 7 November 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	62	105,487
K Satchell	62	207,755

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 7 November 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	61	3,988
A P Jackson	62	8,358
J R McIver	62	8,468
R Sepe	62	10,780
J Stevens	61	10,023
P T Tunnicliffe	62	9,164

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 11,010 shares out of the 2,063,336 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,197,785 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:24 13-Nov-06
Number	PRNUK-1311

Treasury Shares

13 November 2006

Friends Provident plc announces that following the transfer of 397,332 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 22,800,453 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close